                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 12(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.________)

                                   ----------

                       Greystone Digital Technology, Inc.
                       (Name of Subject Company (Issuer))

                                   ----------

                      Gary R. Morris (affiliate of issuer)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                           Common Stock .001 par value
                         (Title of Class of Securities)

                                   39806G 10 8
                      (CUSIP Number of Class of Securities)

     Gary R. Morris, 15303 Dallas Parkway, Suite 1150, Addison, Texas 75001
                                 (972) 458-3900

 Craig G. Ongley Esq. Vial Hamilton Koch & Knox, 1700 Pacific Ave., Suite 2800,
                        Dallas,Texas 75201 (214) 712-4400
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            Calculation of Filing Fee

Transaction valuation*                                  Amount of filing fee

_________N/A_________                                   ________N/A________

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________ Form or Registration No._________________ Filing Party:__________________________________ Date Filed:___________________


X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

X issuer tender offer subject to Rule 13e-4.

X going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                 GreyStone in Potential Tender Offer Discussions

DALLAS, TEXAS Dec 23, 2002 /PRNewswire-FirstCall via COMTEX/ -- Management of GreyStone Digital Technology, Inc. (OTC Bulletin Board: GSTN) of Dallas, Texas, has entered discussions with Mr. G.R. Morris, Chairman and CEO of Kiboga Systems, Inc. of Addison, Texas, with the expectation of resolving issues of structure, method and timing of a potential tender offer by Mr. Morris for all outstanding shares of GSTN. In conjunction with the previously-announced GSTN shareholders meeting scheduled for January 22, 2003, in Dallas, Texas, management of GSTN anticipates a fully-defined offer to be made available to all shareholders of GSTN on or before the January 22 shareholder meeting in Dallas.

The purpose of this press release is for informational purposes only and is not an offer to buy or an offer to sell securities.


                    SOURCE GreyStone Digital Technology, Inc.
     Jack Kirschling of GreyStone Digital Technology, Inc., +1-972-458-3900
                                     (GSTN)
              Copyright (C) 2002 PR Newswire. All rights reserved.